April 5, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Summer Energy Holdings, Inc.

We have read the statements that we understand Summer Energy Holdings, Inc. will include under Item 4.01 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements under made under Item 4.01.

/s/ Madsen & Associates CPA’s, Inc.